SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Penn Virginia Resource Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

707884 10 2

(CUSIP Number)

William H. Shea, Jr. PVG GP, LLC Five Radnor Corporate Center Suite 500 100 Matsonford Road Radnor, Pennsylvania 19087 (610) 975-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

The percentage ownerships reflected in this Schedule 13D are as of March 10, 2011.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA GP HOLDINGS, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PVG GP, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

This Amendment No. 8 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 15, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on November 17, 2006, Amendment No. 3 to Schedule 13D filed with the Commission on December 13, 2006, Amendment No. 4 to Schedule 13D filed with the Commission on December 19, 2006, Amendment No. 5 to Schedule 13D filed with the Commission on May 31, 2007, Amendment No. 6 to Schedule 13D filed with the Commission on June 8, 2010 and Amendment No. 7 to Schedule 13D filed with the Commission on September 24, 2010 (the “Schedule 13D”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) of Penn Virginia Resource Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at Five Radnor Corporate Center, Suite 500, 100 Matsonford Road, Radnor, Pennsylvania 19087. The total number of Common Units reported as beneficially owned in this Schedule 13D is 0, which constitutes 0.0% of the total number of Common Units outstanding.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Schedule 13D is filed by Penn Virginia GP Holdings, L.P., a Delaware limited partnership (“PVG”) and PVG GP, LLC, a Delaware limited liability company (“PVG GP”, and collectively with PVG, the “Reporting Persons”).

On March 10, 2011, PVG and PVG GP merged with and into PVR Radnor, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“MergerSub”), with MergerSub surviving the Merger as a subsidiary of the Issuer. MergerSub was subsequently merged with and into PVR GP, with PVR GP being the surviving entity. As a result, the separate existence of PVG and PVG GP has ceased.

On March 11, 2011, trading of the common units of PVG on the New York Stock Exchange (the “NYSE”) was suspended before the opening of the market. On March 16, 2011, the NYSE filed a Form 25 (Notice of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934). Therefore, PVG is no longer a publicly traded partnership.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 of the Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by amending and supplementing paragraphs (a)-(c), (d), and (f) thereof as follows:

(a)-(b) On March 10, 2011, the Issuer, PVR GP, PVG, PVG GP, and MergerSub consummated an Agreement and Plan of Merger (the “Merger Agreement”) whereby PVG and PVG GP merged with and into MergerSub (the “Merger”), with MergerSub surviving the Merger as a subsidiary of the Issuer upon the terms and subject to the conditions set forth in the Merger Agreement. MergerSub was subsequently merged with and into PVR GP, with PVR GP being the surviving entity (the “Second Merger”). Pursuant to the Merger Agreement (at the Effective Time, as defined by the Merger Agreement), the Certificate of Limited Partnership of PVG and the Certificate of Formation of PVG GP were cancelled and the separate existence of the Reporting Persons, PVG and PVG GP, ceased.

(c) Pursuant to the Merger, all common units representing limited partner interests in PVG (“PVG Units”) converted into the right to receive 0.98 Common Units in exchange for each PVG Unit held. On March 10, 2011, the Issuer and PVR GP entered into the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer (the “Amended Partnership Agreement”) in connection with the closing of the transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement and the Amended Partnership Agreement, the incentive distribution rights in the Issuer held by PVR GP were extinguished, the 2.0% general partner interest in the Issuer held by PVR GP was converted into a noneconomic interest and the 19,628,534 Common Units beneficially owned by PVG were cancelled.

(d) Pursuant to the Merger and the transactions contemplated thereby, after the Merger, the board of directors of PVR GP consists of nine members, six of whom are the existing members of the board and three of whom are the three former members of the conflicts committee of the board of directors of PVG GP.

(f) Pursuant to the Merger and the transactions contemplated thereby, the holders of PVG Units received consideration of 0.98 Common Units for each PVG Unit representing aggregate consideration of approximately 38.3 million Common Units. In addition, pursuant to the Merger Agreement and the Amended Partnership Agreement, the incentive distribution rights in the Issuer held by PVG GP were extinguished, the 2.0% general partner interest in the Issuer held by PVG GP was converted into a noneconomic interest and the 19,628,534 Common Units beneficially owned by PVG were cancelled.

A copy of the Amended Partnership Agreement is incorporated herein by reference as Exhibit K hereto and the description of the Amended Partnership Agreement contained in Item 4 is qualified in its entirety by reference to Exhibit K.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and restating paragraphs (a), (b), and (e) thereof as follows:

(a) - (b) The Reporting Persons are the beneficial owners of 0 Common Units (representing 0.0% of the Common Units outstanding as of March 10, 2011).

(e) The Reporting Persons ceased to be beneficial owners of five percent of the Common Units on March 10, 2011.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following thereto:

Exhibit K —	Fourth Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P., dated as of March 10, 2011 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated and filed on March 11, 2011).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 8 to Schedule 13D is true, complete and correct.

Date: March 18, 2011

PENN VIRGINIA GP HOLDINGS, L.P.

By:	Penn Virginia Resource Partners, LLC, as successor to Penn Virginia GP Holdings, L.P. following the Merger and the Second Merger described herein

By:	/s/ William H. Shea, Jr.
	Name:	William H. Shea, Jr.
	Title:	Chief Executive Officer

PVG GP, LLC

By:	Penn Virginia Resource Partners, LLC, as successor to PVG GP, LLC following the Merger and the Second Merger described herein

By:	/s/ William H. Shea, Jr.
	Name:	William H. Shea, Jr.
	Title:	Chief Executive Officer